SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

Date of Report: March 16, 2017 (Date of earliest event reported)

Commission File No.: 0-25969

RADIO ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

**1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910**
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 7.01. Regulation FD Disclosure.

Radio One, Inc. (the "Company") has posted on its website, as of March 16, 2017, an investor presentation. The presentation, entitled "Radio One: The Urban Media Specialist - Public Lender Presentation - March 16, 2017" is posted at http://www.radio-one.com/investor-relations, may be found by navigating to our website at: www.radio-one.com, selecting "Investor Relations" then "Events and Presentations" and is attached hereto as Exhibit 99.1.

The investor presentation referenced in this report may be presented at meetings with investors, analysts, and others, in whole or in part and possibly with modifications, as it seeks opportunities to refinance the approximately $345.0 million in borrowings outstanding under its existing senior credit facility, which matures in December 2018. While the Company continually seeks to act opportunistically, there are no assurances that the Company will complete any refinancing, in whole or in part, of the existing senior credit facilities.

The investor presentation includes financial information not prepared in accordance with generally accepted accounting principles ("GAAP"). A reconciliation of the non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with generally accepted accounting principles, as required by Regulation G, is available within Exhibit 99.1 and on our website atwww.radio-one.com. The Company believes that the non-GAAP financial measures provide investors additional ways to view our operations which we believe provide a more complete understanding of our business than could be obtained absent these disclosures. We believe the non-GAAP financial measures also provide investors a useful tool to assess shareholder value.

By filing this Current Report on Form 8-K and furnishing the information contained herein, the Company makes no admission as to the materiality of any information in this report that is required to be disclosed solely by reason of Regulation FD.

The information contained in the investor presentation is summary information that is intended to be considered in the context of the Company's Securities and Exchange Commission ("SEC") filings and other public announcements that the Company may make, by press release or otherwise, from time to time. The Company undertakes no duty or obligation to publicly update or revise the information contained in this report, although it may do so from time to time as its management believes is warranted. Any such updating may be made through the filing of other reports or documents with the SEC, through press releases or through other public disclosure.

The information in this Current Report on Form 8-K is being "furnished" pursuant to Item 7.01 and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any Company filing, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 9.01. Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Investor Presentation dated March 16, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RADIO ONE, INC.

March 16, 2017

/s/ Peter D. Thompson
Peter D. Thompson
Chief Financial Officer and Principal Accounting Officer

RADIO ONE

THE URBAN MEDIA SPECIALIST

MARCH 16, 2017

PUBLIC LENDER PRESENTATION

Disclaimer

<u>SPECIAL NOTICE REGARDING PUBLICLY AVAILABLE INFORMATION</u>: THE COMPANY (AS DEFINED BELOW) HAS CONFIRMED THAT THE INFORMATION CONTAINED IN THIS PRESENTATION IS EITHER PUBLICLY AVAILABLE OR DOES NOT CONSTITUTE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES. THE RECIPIENT (AS DEFINED BELOW) OF THIS PRESENTATION HAS STATED THAT IT DOES NOT WISH TO RECEIVE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES AND ACKNOWLEDGES THAT OTHER LENDERS HAVE RECEIVED A PRESENTATION THAT CONTAINS ADDITIONAL INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES THAT MAY BE MATERIAL. NEITHER THE COMPANY NOR THE ARRANGER (AS DEFINED BELOW) TAKES ANY RESPONSIBILITY FOR THE RECIPIENT'S DECISION TO LIMIT THE SCOPE OF THE INFORMATION IT HAS OBTAINED IN CONNECTION WITH ITS EVALUATION OF THE COMPANY AND THE FACILITIES (AS DEFINED BELOW). NOTWITHSTANDING THE RECIPIENT'S DESIRE TO ABSTAIN FROM RECEIVING MATERIAL-NON PUBLIC INFORMATION WITH RESPECT TO THE COMPANY, ITS SUBSIDIARIES OR THEIR RESPECTIVE SECURITIES, THE RECIPIENT ACKNOWLEDGES THAT (1) ALL INDIVIDUALS LISTED AS CONTACTS IN THIS PRESENTATION MAY BE IN RECEIPT OF MATERIAL-NON PUBLIC INFORMATION OR OTHERWISE HAVE ACCESS TO INFORMATION THAT IS PROVIDED TO LENDERS OR POTENTIAL LENDERS WHO DESIRE TO RECEIVE MATERIAL NON-PUBLIC INFORMATION AND THAT IF THE RECIPIENT CHOOSES TO COMMUNICATE WITH ANY SUCH INDIVIDUALS, THE RECIPIENT ASSUMES THE RISK OF RECEIVING MATERIAL NON-PUBLIC INFORMATION CONCERNING THE COMPANY, ITS SUBSIDIARIES OR THEIR RESPECTIVE SECURITIES, (2) INFORMATION OBTAINED AS A RESULT OF BECOMING A LENDER MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION, AND (3) IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON-PUBLIC INFORMATION AND IT WILL HANDLE SUCH INFORMATION IN ACCORDANCE WITH APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.

THIS PRESENTATION HAS BEEN PREPARED SOLELY FOR INFORMATIONAL PURPOSES FROM INFORMATION SUPPLIED SOLELY BY OR ON BEHALF OF RADIO ONE, INC. AND ITS SUBSIDIARIES ("RADIO ONE" OR THE "COMPANY") AND IS BEING FURNISHED BY GUGGENHEIM SECURITIES, LLC (THE "ARRANGER") TO YOU IN YOUR CAPACITY AS A PROSPECTIVE LENDER (THE "RECIPIENT") IN CONSIDERING THE PROPOSED TERM FACILITIES DESCRIBED IN THIS PRESENTATION (THE "FACILITIES").

RECIPIENT'S ACCEPTANCE OF THIS PRESENTATION CONSTITUTES AN AGREEMENT BY IT TO BE BOUND BY THE TERMS OF THE "NOTICE TO AND UNDERTAKING BY RECIPIENTS" (THE "NOTICE AND UNDERTAKING") APPEARING AT THE END OF THIS PRESENTATION AND THE SPECIAL NOTICE SET FORTH ABOVE (THE "SPECIAL NOTICE"). IF THE RECIPIENT IS NOT WILLING TO ACCEPT THIS PRESENTATION AND OTHER EVALUATION MATERIAL (AS DEFINED IN THE NOTICE AND UNDERTAKING) ON THE TERMS SET FORTH IN THE NOTICE AND UNDERTAKING AND THE SPECIAL NOTICE, IT MUST RETURN THIS PRESENTATION AND ANY OTHER EVALUATION MATERIAL TO THE ARRANGER IMMEDIATELY WITHOUT MAKING ANY COPIES THEREOF, EXTRACTS THEREFROM OR USE THEREOF, AND IMMEDIATELY TERMINATE ITS ACCESS TO THE RELATED DEBTDOMAIN SITE.

THIS PRESENTATION IS NOT AN OFFER TO SELL OR PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL OR PURCHASE ANY SECURITIES AND SHALL NOT CONSTITUTE AN OFFER, SOLICITATION OR SALE IN ANY STATE OR JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, SUCH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

This presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to future events or future performance of the Company and include statements about the Company's expectations or forecasts for future periods and events. Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties, some or all of which are not predictable or within the control of the Company that could cause actual performance or results to differ materially from those expressed in the statements.

In the event that the risks disclosed in the Company's public filings cause results to differ materially from those expressed in its forward-looking statements, its business, financial condition, results of operations or liquidity could be materially adversely affected and investors in its securities could lose part or all of their investment. Accordingly, the Company's investors are cautioned not to rely on these forward-looking statements because, although the Company believes that the expectations reflected in the forward- looking statements are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

This presentation includes certain non-GAAP financial measures, including EBITDA and Adjusted EBITDA. In addition, this presentation includes certain calculations provided for under the financial maintenance covenants contained in the Company's senior credit facility. These non-GAAP financial measures are not measures of financial performance in accordance with generally accepted accounting principles and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income from operations, cash flows from operations, earnings per fully-diluted share or other measures of profitability, liquidity or performance under generally accepted accounting principles. You should be aware that this presentation of these measures may not be comparable to similarly-titled measures used by other companies.



Alfred C. Liggins, III
Chief Executive Officer,
President



Peter Thompson
Chief Financial Officer,
Executive Vice
President

- Mr. Liggins has been CEO of Radio One since 1997 and President since 1989

- Mr. Liggins joined Radio One in 1985 as an account manager at WOL-AM

- Mr. Liggins is also the CEO and founder of TV One

- Mr. Thompson has been CFO of Radio One since February 2008

- Mr. Thompson joined Radio One in October 2007, as Executive Vice President of Business Development

- Prior to working with Radio One, Mr. Thompson served as a public accountant and spent 13 years at Universal Music in the United Kingdom, including five years as CFO

- Transaction overview

- Business overview and credit highlights

- Financial overview

- Questions & answers

- Appendix



Transaction overview

Sources & uses

($ in millions)

Sources

New Term Loan B	$350.0
Cash from balance sheet	1.4
Total sources	**$351.4**

Uses

Repay existing Term Loan B	$344.8
Estimated fees & expenses	6.7
Total uses	**$351.4**

Pro forma capitalization

($ in millions)

	12/31/2016	Adj.	As adj. 12/31/2016
Cash and cash equivalents	$45.8	($1.4)	$44.4
$25mm ABL due 2021[1]	--	--	--
Term Loan B due 2018	344.8	(344.8)	--
New Term Loan B	--	350.0	350.0
Senior Secured Notes due 2022	350.0	--	350.0
Secured debt	**$694.8**	**$5.3**	**$700.0**
9.25% Subordinated Notes due 2020	315.0	--	315.0
Comcast Unsecured Promissory Note due 2019	11.9	--	11.9
Total debt	**$1,021.6**	**$5.3**	**$1,026.9**
Market capitalization[2]	140.1	--	140.1
Total capitalization	**$1,161.8**	**$5.3**	**$1,167.0**

Credit statistics

LTM PF Consolidated Adj. EBITDA	$136.2	$136.2
Secured net debt / Adj. EBITDA	4.77x	4.81x
Total net debt / Adj. EBITDA	7.17x	7.21x
Adj. EBITDA / Cash interest expense	1.77x	1.82x
(Adj. EBITDA - Capex) / Cash interest expense	1.70x	1.75x

(1) ABL matures on the earlier of (a) the date that is 5 years from the ABL issue date and (b) the date that is 30 days prior to the earlier of (i) the maturity date of existing term loan and (ii) the maturity date of the Company's senior secured notes.

(2) As of 3/15/17 close: 48.3m shares outstanding at $2.90 per share.

Summary of key terms

	Term Loan B
Borrower	Radio One, Inc.
Amount	$350 million
Security	First lien security on substantially all assets with customary and other exceptions to be agreed (and subject to ABL intercreditor agreement)
Guarantors	Each of the Borrower's existing and future, direct and indirect, material domestic subsidiaries with customary and other exceptions to be agreed
Spread / OID	TBD / TBD
LIBOR Floor	1.00%
Existing ratings	B2 / B (CCR B3 / B-)
Maturity	6 years
Callability	101 soft call for 6 months
Amortization	1% amortization per annum
Excess cash flow	50% ECF Sweep (step downs to 25% if net total leverage < 6.0x and 0% if < 5.0x)
Financial covenants	■ 5.85x Net secured leverage ratio ■ 1.25x Interest coverage ratio
Affirmative and negative covenants	Customary for facilities of this type

Note: This summary of key terms is qualified in its entirety by reference to the full terms and conditions to be set forth in the definitive documentation for the Term Loan B.



- $25 million ABL Facility due 2021
- $350 million New Term Loan B
- $350 million Senior Secured Notes due 2022
- $315 million Subordinated Notes due 2020
- $11.9 million Comcast Promissory Note due 2019

Radio One, Inc.

| Radio Assets (100%) | TV One (100%) | Interactive One (100%) | Reach Media (80%) | National Harbor (6.7%) |

Restricted Guarantors

Unrestricted subsidiary

Note: All assets (and interest) are held directly or indirectly through subsidiaries wholly owned by Radio One.

Indicative transaction timeline

March 2017						
S	M	T	W	T	F	S
			1	2	3	4
5	6	7	8	9	10	11
12	13	14	15	**16**	17	18
19	20	21	22	23	24	25
26	27	28	29	**30**	31	

April 2017						
S	M	T	W	T	F	S
						1
2	3	4	5	6	7	8
9	10	11	12	13	14	15
16	17	**18**	19	20	21	22
23	24	25	26	27	28	29
30						

Date	Details
March 16th	Lender presentation meeting
March 30th	Receive commitments
April 18th	Expected closing and funding

Business overview and credit highlights

The evolution of Radio One


1980
Cathy Hughes acquires first radio station, WOL-AM 1450, in Washington, D.C.
1985
Alfred Liggins joins Radio One
1987
Acquires WMMJ-FM in Washington, D.C.
1997
Alfred Liggins becomes CEO
Cathy Hughes becomes the Board's Chairperson
1999
May
Radio One completes $172 million Initial Public Offering
2001
1999 - 2001: Acquires more than 50 radio stations
2003
January
Radio One and Comcast announce JV to form TV One
2004
January
Launches TV One in 2.2 million households
December
DTV invests in TV One
2005
February
Acquires 51% stake in Reach Media for $56 million
2008
March
Launches Interactive One and purchases Community Connect
2012
Acquires additional interest in Reach Media to increase ownership stake to 80%
2015
April
Completes acquisition of Comcast's 47.9% stake in TV One
2016
November
Completes $40 million investment in MGM National Harbor

We have evolved from a radio broadcaster to a multi-media company targeting the African-American consumer

- Planned name change to Urban One, Inc. in May 2017
- Vertically integrated model offering "One Solution" for brands to engage the African-American audience through integrated media, marketing and branded content
- Consumer spending in our key demographic is projected to increase by 21% from 2016 – 2021



Revenue
($ in millions)

CAGR ('12 - '16): 1.8%

2012	2013	2014	2015	2016
$425	$449	$441	$451	$456



Adjusted EBITDA
($ in millions)

CAGR ('12 - '16): 5.0%

2012	2013	2014	2015	2016
$112	$129	$121	$125	$136

Source: "The Multicultural Economy 2013," Selig Center for Economic Growth, Terry College of Business, The University of Georgia, August 2013.









Integrated media company focused on African-American culture

RADIO ONE (THE URBAN MEDIA SPECIALIST)	TV ONE	REACH MEDIA	iOne
Leading Local Radio in target demographic	**#2 Cable Network in target demographic**	**#1 Syndicated Radio in target demographic**	**#1 Digital Portfolio in target demographic**
17m Weekly	**23m** Monthly Reach	**21m** Weekly	**23m** UV Monthly
55 Radio Stations	**1 Cable Network**	**9 Radio Personalities**	**67 Properties**
150+ DJs and 100+ Events	Award-Winning Shows	"Must Attend" Events	15M Fans + Followers
Revenue $194m (42%)	**Revenue $192m (41%)**	**Revenue $54m (12%)**	**Revenue $22m (5%)**
Adj. EBITDA $77m (40% margin)	**Adj. EBITDA $76m (39% margin)**	**Adj. EBITDA $9m (17% margin)**	**Adj. EBITDA -$0.1m**

Note: Financial results are based on FY 2016 and exclude corporate, eliminations and other.

Source: Nielsen Audience Estimates, Spring 2016, Fall 2016.
Nielsen (L+3). Measurement: (09/26/16-02/26/17) Rank among AAP25-54 Cvg Rtg, AA Targeted Nets: TV1, BET, Centric & BTV.
Nielsen Reach and Frequency report (L3,1 minute qualifier) 9/28/15 - 09/25/16, Average By Month.
January 2017 Multi-Platform Comscore and reflects iOne's performance against other AA-targeted sites.

Key credit highlights

1 **Diversified multi-media company**
- Leading TV, radio and internet brands targeting African-Americans
- Meaningful cross-selling as a fully integrated multi-media platform
- Minority owned media entity at scale that targets African-American community across platforms

2 **Compelling target demographics**
- $2.3 billion spent on media targeting African-Americans in the US during 2015
- Fast growing demographic: 5.9% '16E – '21E CAGR vs. 4.2% for the general population
- Heavy users of audio / video media, video games and social media

3 **Multiple growth opportunities**
- TV One is a high-growth business and represented ~47% of 2016 Adjusted EBITDA (excl. corporate)
  - 19.2% Adjusted EBITDA growth '14A – '16A CAGR
  - 12.4% affiliate revenue per subscriber growth '14A – '16A CAGR
- MGM National Harbor investment to generate increased returns in 2017

4 **Diversified blue chip advertiser base**
- No customer concentration / key customer risk
- Strong, defensible positions in local communities
- Conduit for politicians to reach a key demographic constituency

5 **Large and stable free cash flow**
- Over $48 million of net cash flows provided by operating activities in 2016
- Low capital expenditure intensity business and reduced cash taxes
- Contracted affiliate fees represent 23.2% of total revenues, with long-term distribution agreements

6 **Attractive portfolio of assets/collateral**
- Distinct valuable assets provide diversified credit support
- Over $500 million of realizable NOLs as of 12/31/2016

7 **Experienced management team**
- Created and managed TV One from launch
- Long-standing radio expertise

Source: "Young, Connected and Black", The Nielsen Company 2016.
"The Multicultural Economy 2016" Selig Center for Economic Growth, Terry College of Business, The University of Georgia, 2016.

Radio is the leading reach platform in the U.S.

Radio Reaches over 93% of adult consumers on a weekly basis

- Over 268 million people listen to radio each week
- 95% of adults 35-49 listen to radio each week and 72% of them work full-time

Over 92% of African-Americans, or 32 million individuals, are reached by radio each week

- African-Americans are the heaviest consumers of radio with nearly 13 hours of listening each week
- In the top 50 African-American designated market areas (DMAs), radio reaches 94% of African-Americans with household incomes above $75K and 93% of African-American college graduates

Urban Contemporary radio listening is continuing to grow and is currently at an all-time high

- Format has grown by a tenth of a share each month during 2016[1]
- Urban radio reaches Millennials. Among the core 18-34 demographic, Urban Contemporary radio ranks fourth in Nielsen's March 2016 National PPM Format Trends

Source: Nielsen State Of The Media: Audio Today, February 2016.
Nielsen African-American Consumers-the untold story 2015.
Nielsen Powerful. Growing. Influential. The African-American Consumer, 9/25/2014.
Radio Advertising Bureau Revenue Release, March 3, 2016.
Inside Radio, May 2, 2016.

(1) As of May 2016.





Radio One overview

RADIO ONE
THE URBAN MEDIA SPECIALIST

The largest radio broadcaster primarily targeting the African-American community

Indianapolis
WHHH-FM
WTLC-FM
WNOU-FM
WTLC-AM
WDNI-CD[1]
Columbus
WCKX-FM
WXMG-FM
WBMO-FM
WJYD-FM
Detroit
WPZR-FM
WDMK-FM
WCHB-AM
WGPR-FM
Cleveland
WENZ-FM
WERE-AM
WZAK-FM
WJMO-AM
Baltimore
WERQ-FM
WWIN-FM
WOLB-AM
WWIN-AM
Philadelphia
WPPZ-FM
WPHI-FM
WRNB-FM
Cincinnati
WIZF-FM
WOSL-FM
WDBZ-AM
St. Louis
WFUN-FM
WHHL-FM
Washington, DC
WKYS-FM
WMMJ-FM
WPRS-FM
WYCB-AM
WOL-AM
Dallas
KBFB-FM
KSOC-FM
Raleigh-Durham
WQOK-FM
WFXK-FM
WFXC-FM
WNNL-FM
Richmond
WCDX-FM
WPZZ-FM
WKJM-FM
WKJS-FM
WTPS-AM
Houston
KMJQ-FM
KBXX-FM
KROI-FM
Atlanta
WPZE-FM
WHTA-FM
WAMJ-FM
WUMJ-FM
Charlotte
WPZS-FM
WOSF-FM
WQNC-FM

- 55 radio stations owned / operated in 15 of the top 33 urban markets
- Radio One programming is available on over 200 non-Radio One stations
- 17 million listeners weekly
- National leader in African-American syndicated programming

Source: Nielsen Audio DMA, Fall 2016; M-Sun 6a-12m; AA Persons 12+; 03/03/2017 affiliates, and company filings.
(1) WDNI-CD (formerly WDNI-LP), is a low power television station.

Leading positions in key radio markets

	Radio One					
	Number of Stations[1]		Average Audience	African-American	Estimated Metro Populations	
Market	FM	AM	Share[2]	Rank[3]	Total (mm)	% African-American
Atlanta	4	-	13.8	2	4.7	34.1%
Washington, DC	3	2	12.3	4	4.9	26.7%
Houston	3	-	12.1	5	5.7	17.4%
Philadelphia	3	-	6.6	7	4.6	20.6%
Dallas	2	-	4.4	6	6.0	16.1%
Detroit	3	1	8.4	8	3.8	22.0%
Baltimore	2	2	16.9	11	2.4	28.9%
Charlotte	3	-	10.8	13	2.2	22.7%
St. Louis	2	-	10.2	16	2.3	18.6%
Cleveland	2	2	12.8	18	1.8	20.0%
Raleigh-Durham	4	-	17.2	19	1.5	22.6%
Richmond[4]	4	1	19.9	22	1.0	30.1%
Columbus	4	-	8.5	26	1.6	16.3%
Indianapolis	3	1	15.8	28	1.5	16.2%
Cincinnati	2	1	6.8	35	1.8	12.7%
Total	44	10				

(1) WDNI-CD (formerly WDNI-LP), the low power television station that we operate in Indianapolis is not included in this table and constitutes the 55th.
(2) Audience share data are for the 12+ demographic and derived from the Nielsen Survey ending with the Fall 2016 Nielsen Survey.
(3) Population estimates are from the Nielsen Radio Market Survey Population, Rankings and Information, Fall 2016.
(4) Richmond is the only market in which we operate using the diary methodology of audience measurement.





TV One overview

TV ONE™

- **#2 cable network targeting African-Americans**
  - Highest composition of African-American viewers (85% of audience)
  - Current Nielsen subscribers of 59.5 million
- **24 hour network encompassing rich diversity of black life in America**
  - In an increasingly competitive environment for AA viewing, TV One has posted 3 consecutive months of YTY gains (Dec '16, Jan '17 & Feb '17)
  - TV One made history with its first ever "Unsung" Movie: Love Under New Management. The film reached 4.6 million unique viewers 2+ and is TV One's #1 Original Movie of All Time
  - The first African-American Targeted Morning News program, News One Now, has posted 4 consecutive quarters of YTY gains
  - In 1Q17, 5 of 7 TV One nights in primetime are up YTY
- **Continued strong operating performance**
  - 2016 revenue increased ~5% y-o-y to $191.9 million
  - 2016 Adjusted EBITDA increased ~12% y-o-y to $75.6 million

Empire
LOVE UNDER NEW MANAGEMENT
MEDIA
BAD DAD REHAB
RICKEY SMILEY FOR REAL
FOR MY MAN
Game of Dating
NEWS ONE NOW
WITH ROLAND MARTIN
The Manns
unSung
THE SECRET
JUSTICE BY ANY MEANS
WITH MALIK YOBA
FATAL ATTRACTION

Source: Nielsen TV Toolbox (L+3); Measurement (09/26/16-02/26/17) Rank among AAP25-54 Cvg Rtg, AA Targeted Nets: TV1, BET, Centric & BTV. Measurement (12/26/16-02/26/17) Ad Supported Cable Nets AA Comp% Ranked, Total Day (M-Su 6a-6a); Tied w/ Centric (85%). TV1 March 2017 subs. Dec '16, Jan '17 & Feb '17 YTY Total Day delivery (000). 06/12/16 LUNM Premiere Ranked among TV1 Original premieres (2013-Present) among P25-54. LUNM Reach data 1+ min qualifier. N1N Quarterly P25-54 000 Growth (1Q16-4Q16 YTY), M-F Morning premieres. 1Q17 TVOne Primetime (6pm-12am) gains by night YTY, Hhlds 000 (Mon, Tue, Wed, Thu, & Sat)

Annual year-end Nielsen subscribers

(in millions)



Revenue composition

($ in millions)



Subscriber monetization trends ($/subscriber)



Source: Nielsen, National TV Toolbox, L3, (12/28/15 - 12/25/16).

Adjusted EBITDA and margin

($ in millions)



TV One distribution agreements

TV One has strong long-term distribution agreements with very high retention rate

	12/31/16 Subscribers	Subscriber Upside Potential	Term
at&t DIRECTV	19.7		Jun-26
COMCAST	16.0	2.0	Jan-25
Charter Spectrum	8.4	1.0 - 1.5	Mar-23
verizon	3.8		Sep-20
CABLEVISION	1.6		Dec-18
NCTC	3.1		Sep-21
nielsen	59.5		

All MSOs' contracts reflect same rate card with planned annual escalators

Note: 18mins/hr monthly average (inclusive of 2mins of local and any promotional time).
NCTC includes other.













Reach Media overview

Leading radio show syndication network of African-American programming & content

- Reach syndicated radio shows dominate urban adult contemporary, urban and inspirational programming
  - The Tom Joyner Morning Show
  - Get Up! Mornings with Erica Campbell
  - The D.L. Hughley Show
  - The Rickey Smiley Morning Show
  - The Russ Parr Morning Show
  - Keepin' It Real With Reverend Al Sharpton
  - The Willie Moore Show
  - The Nightly Spirit with Darlene McCoy
  - The Ed Lover Show
- Exposure to nearly 90% of the African-American population

Reach Digital has nearly 20 million page views and close to 3 million unique visitors per month

Reach Destination Events and Initiatives generate sponsorships and enhance community relationships

Source: Google Analytics (Average of 3 Months; November, December, 2016, January 2017).









Interactive One overview

Fast-growing and valuable audience of 23 million monthly unique visitors

- Coveted hard-to-reach audience
- Highly engaged on platform
- In 2H 2016 Interactive One created the Millennial Network of sites, to build scale in the fastest growing demographic targeted by advertising dollars
  - Investment diversifies the platform in the entertainment industry while still focusing on the African-American demographic

Significant growth opportunities

- Growth in users as target audience continues to expand
- Investment in video, branded content, mobile and social
- Growth in traffic from dedicated audience development team, business intelligence and new product launches
- Further benefit from cross-selling opportunities as digital becomes the focus of more marketers

23m
MONTHLY Unique Visitors ACROSS OUR PLATFORM
15m
FACEBOOK & TWITTER FANS
400+
ORIGINAL STORIES EVERY WEEK
55
LOCAL CONTENT SITES
112m
MONTHLY PAGE VIEWS

Source: January 2017 Multi-Platform Comscore and Google Analytics.

MGM National Harbor investment

Further diversifies Radio One's platform in the entertainment industry while still focusing on its core demographic

- MGM National Harbor completed in 4Q 2016
- Radio One has invested $40 million from cash as of 4Q 2016
- Radio One receives:
  - 6.7% ownership (debt free basis)
  - 1% of net gaming revenue per year
  - $1 million in advertising revenue from MGM for 5 years, commenced in 2016
  - Radio One has a put option back to MGM, beginning 3 years from opening date


RADIO
ONE

Radio One Headquarters
Silver Spring, Maryland





MGM National Harbor
Prince George's County, Maryland

Compelling demographic and consumer trends

Large US African-American population base in 2016

~43.1 million
13.3% of US population

Projected US African-American population growth 2016–2021

+2.5 million
13.5% of US population

Projected US African-American population growth 2016–2021

5.9% African-American vs. **4.2%** General

African-American consumer spending in 2016

~$1.2 trillion

Projected increase in African-American consumer spending 2016–2021

+$253.4 billion
+21%

92%
% of African-Americans who listen to Radio weekly
13+ hours per week on average
(Most of any ethnicity)

42 hours
Average TV hours watched by African-Americans per week
(45% more than total population)

17 hours
Average weekly time spent on App/Web on a smartphone
(13% more than total population)

2015 US Population


African-American
13.3%
Hispanic
17.6%
All Others
69.1%

Non-white population is projected to cross over >50% of the total US population in

2044

Median viewer / listener age

TV ONE
Overall: 50
35% Male / 65% Female

RADIO ONE
Mainstream: 33
UAC: 50
Praise: 53
BOOM: 39

Source: Nielsen Total Audience Report Q3 2016. Nielsen State of the Media: A Focus on Black and Hispanic Audiences, Sept 2016.
"The Multicultural Economy 2014" Selig Center for Economic Growth, Terry College of Business, The University of Georgia, 2016.
US Census Bureau, Projections of the Size and Composition of the U.S. Population: 2015 to 2060, March 2016.
Nielsen; National Toolbox; Live+3; 4Q16 (9/26/16 - 12/25/16); TV One Mon-Sun 6a-6a; Audience Distribution Base M2+/F2+. Nielsen Audio Winter 2016 PPM Estimates.

Uniquely vertically integrated multi-media platform

	TV (HH)	DIGITAL (UVS)	NATIONAL RADIO (LISTENERS)	LOCAL RADIO (LISTENERS)
Urban One	**59m**	**23m**	**21m**	**17m**
BET	85m	12m	0m	0m
ESSENCE	0m	4m	0m	0m

Radio One is the only minority owned media entity at scale that targets the African-American community, which makes us more credible with the audience and helps advertisers reach minority spend targets

Source: January 2017 Multi-Platform Comscore, trailing 3 month average.
Google Analytics.
Nielsen African American-Consumers-the untold story 2015.
Nielsen Powerful. Growing. Influential. The African-American Consumer, 9/25/2014.
Inside Radio, May 2, 2016.





















Diversified blue chip advertiser base

Ford
T-Mobile
Kroger
pepsi

McDonald's
Coca-Cola
CHEVROLET
University of Phoenix

COMCAST
GEICO
UBER
AT&T

verizon
Johnson & Johnson
P&G
Walmart

Cross-platform sales and marketing


Television
Radio
Digital
Social
Live Events
Intelligence
Influencer Network
Branded Content
one solution

Urban One – The urban media specialist



https://radio-one.com/one-solution-sizzle-reel/



Financial overview

Historical performance

- Radio One generated revenue and Adjusted EBITDA CAGR of 1.8% and 5.0% between 2012 and 2016
- Evolved from a radio broadcaster to a diverse multi-media company targeting the African-American consumer
- Strong TV performance more than offset soft radio trends

2017 outlook

- Expect to grow Adjusted EBITDA as TV growth and MGM investment returns offset soft radio performance in a non-political year
- Focus on deleveraging through cash flow generation and strategic de-leveraging acquisitions

Revenue

($ in millions)



Adjusted EBITDA

($ in millions)



RADIO ONE
THE URBAN MEDIA SPECIALIST

- Radio and Reach now under single leadership
- Ongoing cost saving efforts
- Ratings improvements in key markets

Segment Revenue
($ in millions)



Adjusted EBITDA



REACH MEDIA

- Portfolio of syndicated talent
- Relatively stable revenue
- Further talent diversification

Segment Revenue
($ in millions)



Adjusted EBITDA



Note: Adjusted EBITDA numbers exclude corporate.



- Strong continued growth
- Increasing subscriber monetization
- Key distribution agreements renewed





- Breakeven business on $20+m revenue
- Appointed new President
- Potential business profile change when coupled with video investment



Note: Adjusted EBITDA numbers exclude corporate.

Strong free cash flow and ample liquidity

Cash flow profile strengths

- Low capex requirements
- Substantial NOLs minimize cash taxes
- Stable cash flow generation
  - Contracted affiliate fees nearly 25% of total revenue in 2016
- Ample liquidity:
  - $45.8m cash balance and $25.0m of undrawn ABL capacity (as of 12/31/16)
  - $25m sale lease back proceeds expected

Cash flow available for debt repayment and investments

($ in millions)	FY14	FY15	FY16
Net cash flows provided by operating activities	$53.9	$41.8	$48.2
(-) Capital expenditures	(5.5)	(7.3)	(5.2)
Net cash flows from op. activities - Capital expenditures	**$48.4**	**$34.5**	**$43.0**

Net cash flows from op. activities - Capital expenditures as % of secured debt	**6.1%**

Note: 2014 reflects pro forma ownership for 2014 TV One acquisition.

Attractive portfolio of assets / collateral

Radio	▪ $77 million Adjusted EBITDA
TV One	▪ $76 million Adjusted EBITDA
Reach Media	▪ $9 million Adjusted EBITDA
Interactive One	▪ 15 million fans and followers
MGM National Harbor	▪ $40 million invested
FM Tower assets	▪ $25 million sale-leaseback opportunity
Tax assets	▪ Over $500 million realizable NOLs

Note: Adjusted EBITDA numbers exclude corporate.

Key credit highlights

1. Diversified multimedia company
2. Compelling target demographics
3. Multiple growth opportunities
4. Diversified blue chip advertiser base
5. Large and stable free cash flow
6. Attractive portfolio of assets / collateral
7. Experienced management team

Questions & answers

Appendix

Adjusted EBITDA reconciliation

($ in thousands)	For the years ended December 31, 2014A	2015A	2016A
Net income attributable to common stockholders, as reported	($62,670)	($74,022)	($423)
Interest income	(366)	(102)	(214)
Interest expense	79,810	80,038	81,636
Provision for income taxes	34,814	15,058	9,580
Depreciation and amortization	36,822	35,355	34,247
EBITDA	**$88,410**	**$56,327**	**$124,826**
Stock-based compensation	1,594	5,107	3,410
Loss on retirement of debt	5,679	7,091	(2,646)
Other expense (income), net	(32)	216	(928)
Noncontrolling interests in income of subsidiaries	19,930	7,888	1,139
Impairment of long-lived assets	--	41,211	1,287
Employment Agreement and incentive plan award expenses	4,606	4,884	7,823
Loss (income) from discontinued operations, net of tax	--	--	--
Severance related costs	1,201	2,746	856
Cost method investment income	--	--	419
Adjusted EBITDA	**$121,388**	**$125,470**	**$136,186**

http://home.radio-one.com/

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